Mail Stop 4561

June 27, 2007

Mr. Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 W. Main St.
P.O. Box 491
Ionia, MI 48846

> **Re: Independent Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 000-07818**

Dear Mr. Shuster:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                    Sincerely,

                    John P. Nolan
                    Accounting Branch Chief